# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LogicMark, Inc., CIK 0001566826
CUSIP: 67091J800
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2801 DIODE LANE, LOUISVILLE, Kentucky (KY), 40299
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0002157971
Persons authorized to receive notices and communications: Kirtan S. Patel, 15257 Amberly Dr, Ste 172, Tampa, Florida (FL), 33647, 8137085845

## Reporting persons
- Patel Kirtan Sanjaykumar (CIK 0002157971): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 50,000; shared voting power 0; sole dispositive power 50,000; shared dispositive power 0; aggregate amount beneficially owned 50,000 (5.6% of the class)
  Comment: The beneficial ownership percentage is based on 899,759 shares of Common Stock outstanding as reported in the Issuer's definitive proxy statement dated September 9, 2026. The shares reported include 15,000 shares held in a Roth 401(k) account for the benefit of the Reporting Person and 20,000 shares held by a limited liability company wholly owned by a charitable remainder unitrust, of which the Reporting Person is the manager and trustee, respectively.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: LogicMark, Inc.
Address of issuer's principal executive offices: 2801 DIODE LANE, LOUISVILLE, Kentucky (KY), 40299
Comment: This Schedule 13D constitutes a late filing due to the Reporting Person's inadvertent failure to aggregate, for purposes of Section 13(d), shares held in separate accounts over which he has voting and investment power. The shares were acquired in open-market purchases on various dates.

## Item 2. Identity and Background
Name of person filing: Kirtan Sanjaykumar Patel (the "Reporting Person")
Residence or business address: 15257 Amberly Dr, Ste 172, Tampa, FL 33647
Present principal occupation or employment: Private Investor
Criminal convictions in the last five years: The Reporting Person, during the last five years, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 50,000 shares reported herein were acquired in open-market purchases for an aggregate purchase price of approximately $175,706. The 15,000 shares held directly by the Reporting Person were purchased with his personal funds; the 15,000 shares held in the Roth 401(k) account were purchased with funds of that account; and the 20,000 shares held by the limited liability company were purchased with funds of the limited liability company, which is wholly owned by a charitable remainder unitrust.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the shares for investment purposes. In connection with the proposed merger of Langham Merger Sub, Inc. with and into the Issuer pursuant to the Agreement and Plan of Merger dated as of July 31, 2026, by and among the Issuer, Langham Project, LLC and Langham Merger Sub, Inc. (the "Merger"), the Reporting Person has sent to the Issuer written notices of intent to demand payment for the shares pursuant to Nevada Revised Statutes 92A.300 to 92A.500, and has voted against the Merger. The Reporting Person may communicate with the Issuer, its directors and officers, Langham Project, LLC, or other stockholders regarding the Merger and the consideration payable therein. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may review his investment and change his intentions at any time, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows 11 and 13 of the cover page. The 50,000 shares consist of 15,000 shares held directly by the Reporting Person; 15,000 shares held in a Roth 401(k) account for the benefit of the Reporting Person; and 20,000 shares held by a limited liability company of which the Reporting Person is manager and which is wholly owned by a charitable remainder unitrust of which the Reporting Person is trustee. The Reporting Person disclaims beneficial ownership of the shares held by the limited liability company except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows 7 through 10 of the cover page.
Transactions in the class effected during the past sixty days: On September 29, 2026, the Reporting Person sold an aggregate of 1,080 shares of Common Stock (including 320 shares held in a retirement account for his benefit) in open-market transactions on the OTC market at prices ranging from $1.03 to $1.04 per share. Except as set forth herein, no transactions in the Common Stock were effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The limited liability company referred to in Item 5(a) (and, through it, the charitable remainder unitrust) has the right to receive dividends from, and the proceeds from the sale of, the 20,000 shares held by it. The Roth 401(k) account referred to in Item 5(a) has the right to receive dividends from, and the proceeds from the sale of, the 15,000 shares held in it for the benefit of the Reporting Person. No such interest relates to more than 5% of the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Patel Kirtan Sanjaykumar: /s/ Kirtan Sanjaykumar Patel, Kirtan Sanjaykumar Patel (10/02/2026)